

ANGLO AMERICAN





05009664

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail ibarton@angloamerican.co.uk


SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH. D.C. 198 SECTION

4 July, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 1 July 2005.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 1 July 2005 by Mr A W Lea, a director of the Company, that on 1 July 2005 he exercised options to acquire ordinary shares of US$0.50 in the capital of the Company ("shares") under the Anglo American PLC SAYE Scheme 1999 as follows:

Number of share options	Option Price
3,480	£4.845

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
4 July 2005

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 1 July 2005 by Mr A W Lea, a director of the Company, that on 1 July 2005 he exercised options to acquire ordinary shares of US$0.50 in the capital of the Company ("shares") under the Anglo American PLC SAYE Scheme 1999 as follows:

Number of share options	Option Price
3,480	£4.845

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
4 July 2005

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 1 July 2005 by Mr A W Lea, a director of the Company, that on 1 July 2005 he exercised options to acquire ordinary shares of US$0.50 in the capital of the Company ("shares") under the Anglo American PLC SAYE Scheme 1999 as follows:

Number of share options	Option Price
3,480	£4.845

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
4 July 2005

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 1 July 2005 by Mr A W Lea, a director of the Company, that on 1 July 2005 he exercised options to acquire ordinary shares of US$0.50 in the capital of the Company ("shares") under the Anglo American PLC SAYE Scheme 1999 as follows:

Number of share options	Option Price
3,480	£4.845

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
4 July 2005

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 1 July 2005 by Mr A W Lea, a director of the Company, that on 1 July 2005 he exercised options to acquire ordinary shares of US$0.50 in the capital of the Company ("shares") under the Anglo American PLC SAYE Scheme 1999 as follows:

Number of share options	Option Price
3,480	£4.845

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
4 July 2005